SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ALON USA ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

020520102

(CUSIP Number)

Jacques Zimmerman, Corporate Secretary
4 Hachoresh Street,
Yehud, Israel 56470
Telephone: +972-3-539-3586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2010**

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** The event that raised the filing person's beneficial ownership of the securities of the issuer, as reported in this Amendment No. 1 to the filing person's original Schedule 13D, is not an additional transaction by the filing person, but is rather the passage of time, which has resulted in the exercisability, within 60 days, of an option to purchase additional shares of the issuer's common stock that is held by the filing person, thereby raising the filing person's deemed beneficial ownership of the issuer's common stock.  The precise date on which the option will become exercisable cannot be determined, however, it is currently expected that during March 2010 such option will become exercisable.

CUSIP No. 020520102
1.	NAMES OF REPORTING PERSONS Africa-Israel Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,255,313 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,255,313 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,255,313 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.55%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)           Includes up to a maximum of 3,675,539 shares of Common Stock of the Issuer issuable upon exercise of an option that was granted to the Reporting Person by Alon Israel Oil Company, Ltd., which is exercisable during certain exercise windows, the first of which is likely to fall within 60 days of the date hereof. See Item 5.

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by Africa-Israel Investments Ltd., a limited company organized under the laws of the State of Israel ("Africa Israel" or the “Reporting Person”) on October 1, 2009, relates to the common stock, par value $0.01 per share (“Common Stock”) of Alon USA Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. This Amendment amends and supplements the Statement.  Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement.

This Amendment is being filed by the Reporting Person in order to report its becoming the beneficial owner of up to 3,675,539 shares of Common Stock (the "Option Shares") that are issuable upon exercise of an option (the "Option") that was granted to the Reporting Person by Alon Israel Oil Company, Ltd. (“Alon Israel”) under an agreement (the “Share Exchange Agreement”), dated as of September 17, 2009, by and between the Reporting Person (as assignee of Africa-Israel Trade & Agencies Ltd, the Reporting Person's affiliate) and Alon Israel.

As described in the Statement, under the Share Exchange Agreement, the Option is exercisable for no additional consideration during certain exercise windows, the earliest of which is likely to open in March 2010 (upon the opening of the trading window for affiliates of the Issuer following the filing of the Issuer's Annual Report on Form 10-K for the 2009 fiscal year), and is mandatorily exercisable (also for no additional consideration) on July 1, 2011 if not exercised prior thereto.

Because the earliest exercise window for the Option did not fall within 60 days of the filing of the Statement, the Option Shares were excluded from the Reporting Person's beneficial ownership of Common Stock reported therein. As of the date of this Amendment, however, such exercise window is now likely to fall within 60 days hereof, and the Option Shares may now be deemed to be beneficially owned by the Reporting Person and have therefore been added to the shares of Common Stock that are reported as beneficially owned by the Reporting Person in this Amendment.

Item 2.  Identity and Background.

The information set forth in Item 2 of the Statement (including in Appendix A to the Statement, which was incorporated by reference in such Item 2) is incorporated by reference in this Item 2.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement is incorporated by reference in this Item 4.

Except as otherwise described in Item 4 of the Statement, as of the filing of this Amendment, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange (or any other national securities exchange on which the Common Stock may be listed in the future); (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 54,170,913 shares of Common Stock that the Reporting Person believes to be outstanding, based on (i) the 46,819,862 shares of Common Stock outstanding on October 31, 2009 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and (ii) the 7,351,051 additional shares of Common Stock issued pursuant to the terms of the Amendment, dated as of December 31, 2009, to that certain Amended and Restated Stockholders Agreement, dated March 31, 2009, by and among Alon Israel, the Issuer and two of the Issuer’s subsidiaries, Alon Louisiana and Alon Louisiana Holdings, Inc.

(a)           (i) The Reporting Person may be deemed to beneficially own up to 6,255,313 shares of Common Stock of the Issuer (consisting of the 2,579,774 Shares acquired by it pursuant to the Share Exchange Agreement and the maximum number of Option Shares (3,675,539 shares) issuable upon exercise of the Option), representing approximately 11.55% of the issued and outstanding share capital of the Issuer.  To the extent that the Reporting Person exercises the Option during one of the exercise windows that is prior to the Mandatory Exercise Date, the number of Option Shares to be actually issued to the Reporting Person will be less than 3,675,539, and the total number of shares of Common Stock beneficially owned by the Reporting Person will be reduced accordingly.

The shares deemed to beneficially owned by the Reporting Person do not include the 41,183,097 shares of Common Stock (representing approximately 76.02% of the issued and outstanding shares of Common Stock) beneficially owned by Alon Israel with respect to which Alon Israel has agreed to vote in favor of the election of (or removal of, as appropriate) the Reporting Person's nominee to the Board (as described in Item 4 of the Statement), which agreement is conditioned upon the Reporting Person's continuing to hold at least 5% of the issued and outstanding shares of Common Stock and which agreement may be terminated unilaterally by the Reporting Person at any time.

The Reporting Person possesses sole power to vote or direct the vote of all of the Shares (and, upon exercise of the Option, the Option Shares) that it beneficially owns.  Due to the right of first offer provided by the Reporting Person to Alon Israel under the Share Exchange Agreement for future transfers of shares of Common Stock by the Reporting Person (as described in greater detail in Item 6 of the Statement), the Reporting Person may be deemed to share, with Alon Israel, the power to direct the disposition of the Shares and Option Shares that it beneficially owns.

(ii) None of the Controlling Persons (with the exception of Lev Leviev, the controlling shareholder of the Reporting Person) possesses beneficial ownership with respect to any of the shares of Common Stock beneficially owned by the Reporting Person.  Mr. Lev Leviev, as controlling shareholder of the Reporting Person, may be deemed to share beneficial ownership (both shared power to vote or direct the vote, and shared power to dispose of, and to direct the disposition of) of all of the Shares (and, upon exercise of the Option, the Option Shares) that are beneficially owned by the Reporting Person.  Mr. Leviev disclaims beneficial ownership of all of such Shares and Option Shares, except to the extent of his pecuniary interest therein.

Except as described above in this Item 5, paragraph (a), neither the Reporting Person nor any Controlling Person possesses any beneficial ownership in any shares of the Issuer’s Common Stock.

(b)           The Reporting Person possesses sole power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Shares and Option Shares as described in paragraph (a) above.  The Controlling Persons may be deemed to possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the Shares only to the extent described in paragraph (a) above.

(c)           Other than the Reporting Person's acquisition of deemed beneficial ownership of the Option Shares (as described in Item 1 above) (which occurred automatically under the Share Exchange Agreement and did not involve any new transaction effected by the Reporting Person), no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or by any Controlling Person.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement is incorporated by reference in this Item 6.  In addition, on December 23, 2009, the Registration Statement (on Form S-1) filed by the Issuer pursuant to the Registration Rights Agreement became effective, thereby enabling the Reporting Person to dispose of Shares (and, upon exercise of the Option, Option Shares) in accordance with the Plan of Distribution thereunder. The registration rights provisions of the Share Exchange Agreement, as set forth in Appendix F to the copy of such agreement annexed to the Statement as Exhibit 1, are incorporated by reference in this Item 6.

Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement (the "Share Exchange Agreement"), dated as of September 17, 2009, by and between the Reporting Person (as successor to Africa-Israel Trade), on the one hand, and Alon Israel, on the other hand (incorporated by reference to Exhibit 1 to the Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFRICA-ISRAEL INVESTMENTS LTD.

By:	/s/ Izzy Cohen
Name: Izzy Cohen
Title: Chief Executive Officer

Dated: March 1, 2010